Filed pursuant to Rule 433 | Registration Statement Nos. 333-184147 and 333-184147-01

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS NASDAQ-100® Trendpilot™ ETN (TNDQ)



The RBS NASDAQ-100® Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

RBS NASDAQ-100® Trendpilot™ ETNs track the RBS NASDAQ-100® Trendpilot™ Index (USD) which provides:

Trend-following exposure using an objective and transparent methodology to either the NASDAQ-100® Total Return Index℠ or the Cash Rate;

NASDAQ-100® Exposure in positive trending markets by tracking the NASDAQ-100® Total Return Index℠, the level of which incorporates the reinvestment of any cash dividends paid on its component securities. The RBS ETNs do not pay interest or dividends; and

Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot™ Index Methodology



A positive trend is established:
The Index will track the Benchmark Index
If the closing level of the Benchmark Index is at or above its historical 100-Index business day simple moving average for five consecutive Index business days
A negative trend is established:
The Index will track the Cash Rate
If the closing level of the Benchmark Index is below its historical 100-Index business day simple moving average for five consecutive Index business days
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index
Hypothetical 100-Index business day simple moving average
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Benchmark Index will be the same as the trend of the Benchmark Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

[1]Benchmark Index Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return index) over the prior 12 months ending 6/30/2013 divided by the closing level of the price return version of the Benchmark Index as of 6/30/2013.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

RBS ETN Details

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Ticker	TNDQ
Intraday Indicative Value Ticker	TNDQ.IV
CUSIP	78009P143
ISIN	US78009P1434
Primary Exchange	NYSE Arca
Maturity	12/13/2041
Benchmark Index Dividend Yield[1]	1.51%
Index	RBS NASDAQ-100® Trendpilot™ Index (USD) (Bloomberg symbol: "TPNDQUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
Benchmark Index	NASDAQ-100® Total Return Index℠ (Bloomberg page: "XNDX <Index>")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 12/5/2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/11/2041. **Pursuant to our announced plan to exit the structured retail investor products business, the likelihood that we will redeem the ETNs prior to maturity has increased.** See "Recent Developments" on reverse for more information.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/tndq*.

RBS®

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.**

NASDAQ-100® Total Return Index℠ Top 10 Holdings – as of 6/30/2013

COMPANY	TICKER	WEIGHT (%)
Apple Inc	AAPL	11.46
Microsoft Corporation	MSFT	8.32
Google, Inc.	GOOG	7.02
Oracle Corporation	ORCL	4.14
Cisco Systems, Inc.	CSCO	3.82
Amazon.com, Inc.	AMZN	3.80
Intel Corporation	INTC	3.46
QUALCOMM, Inc.	QCOM	3.09
Comcast Corporation	CMSCA	2.56
Gilead Sciences	GILD	2.34

Source: Bloomberg

Historical Performance (%) – as of 6/30/2013

	3-MONTH (%)	YEAR-TO-DATE (%)	ANNUALIZED 1-YEAR (%)	ANNUALIZED SINCE RBS ETN INCEPTION (12/8/2011) (%)
RBS NASDAQ-100® Trendpilot™ ETN Daily Redemption Value[1]	3.35	6.89	5.35	10.93
RBS NASDAQ-100® Trendpilot™ Index	3.61	7.40	6.24	11.90
NASDAQ-100® Total Return Index℠ (Benchmark Index)	3.61	10.09	12.87	18.40
Cash rate on 6/30/2013 was 0.06%	–	–	–	–

Source: Bloomberg. The table above presents the actual performance of the Index, the RBS ETNs and the NASDAQ-100® Total Return Index℠ (the Benchmark Index) over the specified periods. It is not possible to invest directly in an index. **For information regarding the performance of the Index, see pages PS-14 to PS-17 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and Exchange Commission (SEC).** Past performance does not guarantee future results.

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate.

NASDAQ-100® Total Return Index℠ Performance – as of 6/30/2013



— NASDAQ-100® Total Return Index℠
— NASDAQ-100® Total Return Index℠ 100-Index business day simple moving average
5,000
4,100
3,200
2,300
1,400
500
Jul 99
00
01
02
03
04
05
06
07
08
09
10
11
12
13

The graph to the left is the historical performance of the NASDAQ-100® Total Return Index℠ and the NASDAQ-100® Total Return Index℠ 100-Index business day simple moving average. This illustration does not reflect any historical Trendpilot™ Index performance.

NASDAQ-100® Total Return Index℠ 1-Year Annual Return Comparison (%)[1]

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 Q2
NASDAQ-100® Total Return Index℠	-36.82	-32.62	-37.52	49.49	10.75	1.89	7.28	19.24	-41.57	54.61	20.14	3.66	18.35	10.09
Cash Rate (Year-End)	5.70	1.71	1.19	0.89	2.23	3.91	4.88	3.31	0.05	0.11	0.18	0.03	0.09	0.06

(1) The table above does not reflect any Trendpilot™ Index performance. The Trendpilot™ Index performance is not the same as the NASDAQ-100® Total Return Index℠ performance. The Trendpilot™ Index may underperform the NASDAQ-100® Total Return Index℠ over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. **Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest.** The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. **Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due.** You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

NASDAQ®, OMX®, NASDAQ OMX®, NASDAQ-100®, NASDAQ-100 Index® and NASDAQ-100® Total Return Index℠ are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc. The Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliates and subsidiaries is referred to as the "Corporations") to calculate and maintain the Index, either directly or through a third party. Currently, the Index is calculated and maintained by S&P Opco, LLC, a subsidiary of S&P Dow Jones Indices LLC, ("S&P Dow Jones Indices") on behalf of the Corporations. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. S&P Dow Jones Indices, its affiliates and the Corporations shall have no liability for any errors or omissions in calculating the RBS NASDAQ-100® Trendpilot™ Index. The RBS NASDAQ-100® Trendpilot™ Exchange Traded Notes, which are based on the RBS NASDAQ-100® Trendpilot™ Index, have not been passed on by the Corporations or S&P Dow Jones Indices and its affiliates as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or S&P Dow Jones Indices and its affiliates. **S&P DOW JONES INDICES, ITS AFFILIATES AND THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE RBS NASDAQ-100® TRENDPILOT™ EXCHANGE TRADED NOTES.**

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

TNDQ
LISTED
NYSE ARCA

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.**

Dated July 16, 2013